UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities

Exchange Act of 1934

For the month of June 2025

Commission File Number: 001-13928

Royal Bank of Canada

(Translation of registrant’s name into English)

200 Bay Street Royal Bank Plaza Toronto, Ontario Canada M5J 2J5 Attention: Senior Vice-President, Associate General Counsel & Secretary	1 Place Ville Marie Montreal, Quebec Canada H3B 3A9 Attention: Senior Vice-President, Associate General Counsel & Secretary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                     Form 40-F  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K AND THE EXHIBIT HERETO ARE INCORPORATED BY REFERENCE AS EXHIBITS INTO THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-275898) AND THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NOS. 333-12036, 333-12050, 333-13052, 333-13112, 333-117922, 333-207754, 333-207750, 333-207748, 333-252536 AND 333-268715) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL BANK OF CANADA

Date: June 2, 2025	By:	/s/ Jessica Clinton
	Name:	Jessica Clinton
	Title:	Vice-President, Associate General Counsel & Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

3.1	Royal Bank of Canada – By-laws